ICAP

07023508

2 May 2007

ICAP plc
2 Broadgate
London EC2M 7UR
Tel: +44 (0) 20 7000 5000
Fax: +44 (0) 20 7000 5975
www.icap.com

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA

SEC MAIL PROCESSING SECTION RECEIVED MAY 8 2007 WASH. D.C. 160

FILE NUMBER: 08204904

SUPPL

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

Jenny McAuley
Company Secretarial

Encs:

dlw 5/16

Company	ICAP PLC
TIDM	IAP
Headline	Acquisition
Released	07:00 02-May-07
Number	9119V

Press Release

ICAP acquires J. E. Hyde ship broking business

London, May 2, 2007 - ICAP plc (IAP.L) the world's premier voice and electronic interdealer broker has acquired J.E.Hyde, the shipbroking business.

J.E.Hyde's activities cover a range of shipbroking and related services to the shipping industry. The acquired business has gross assets of £1 million and employs 54 staff. Its core business of dry cargo ship broking and the sale and purchase of ships is complemented by shipping market research, yacht broking and shipping website design. The new company will be known as ICAP HYDE & Company Ltd. Two years ago, ICAP plc and J.E.Hyde created a joint venture to enter the rapidly growing freight derivatives business.

Michael Spencer, Group Chief Executive of ICAP, commented "We are very pleased to have acquired J.E.Hyde, which has a very strong position in the ship broking market. The majority of ICAP customers involved in the commodity derivatives markets have a deepening interest in expanding their portfolio to include a physical shipping market presence as well as freight derivatives. The commodities and freight sectors are major beneficiaries of China's transformation and the shipping market has significant growth potential. This acquisition gives us the basis for further expansion in these markets.

J.E.Hyde has an experienced management team and a well qualified staff and I am delighted to welcome them to ICAP."

Simon Harrison, J.E.Hyde's Managing Director, commented, "I am delighted about reaching terms with ICAP. This move will significantly enhance our position in the market place and we look forward to utilising ICAP's client base and global reach to expand ICAP HYDE's shipbroking services. The shipbroking sector has changed dramatically over the past few years, and this alignment of our companies will present further opportunities to our clients and our business in the coming years."

"We have been very happy with the success of the ICAP HYDE joint venture in freight derivatives - both Wet Tanker and Dry Cargo - and for both sides, it is a natural development now for us to integrate the main body of J.E.Hyde into the ICAP group", said Paul Newman, Managing Director ICAP Energy, who has been appointed non-executive chairman of ICAP HYDE & Company Ltd.

About ICAP plc

ICAP is the world's premier voice and electronic interdealer broker and the source of global market information and commentary for professionals in the international financial markets. The Group is active in the wholesale markets in interest rates, credit, energy, foreign exchange and equity derivatives. ICAP has an average daily transaction volume in excess of $1.5 trillion, more than 50 percent of which is electronic. ICAP plc was added to the FTSE 100 Index on 30 June 2006. For more information go to www.icap.com

About J. E. Hyde

J.E. Hyde is one of London's oldest shipbrokers, with a distinguished history dating back to 1908. Over this time, and particularly in the last decade, the company has positioned itself amongst the top-tier of shipbroking companies. The highly-motivated and successful staff, offer a broad spectrum of shipping services, including dry cargo chartering, sale and purchase, freight derivatives, research, yacht-broking and shipping web design. The company operates out of London, Copenhagen, Shanghai, Gibraltar, Singapore and Athens. Additional information can be found at www.jehyde.com

Contacts:

Mike Sheard Director of Corporate Affairs, ICAP plc +44 207 050 7103

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Company	ICAP PLC
TIDM	IAP
Headline	Total Voting Rights
Released	16:52 01-May-07
Number	9085V

ICAP plc ("the Company")

Voting rights and capital

In conformity with the FSA's Disclosure and Transparency Rule 5.6.1, the Company advises the market that as at 1 May 2007 its capital now consists of 648,840,665 ordinary shares with voting rights.

The Company holds 1,864,497 ordinary shares in Treasury. The decrease results from the transfer of shares to meet the exercise of options under the Company's employee share option schemes.

Therefore the total number of voting rights in the Company is 646,976,168.

The above figure of 646,976,168 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, ICAP plc under the FSA's Disclosure and Transparency Rules.

1 May 2007

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Company	ICAP PLC
TIDM	IAP
Headline	Treasury Stock
Released	15:00 26-Apr-07
Number	5810V

ICAP plc ("the Company")

Treasury Shares

The Company announces that on 23 April 2007 it transferred to participants in its 2005 Sharesave Scheme 1,429 ordinary shares at £2.24 and 231 ordinary shares to participants in its 2006 Sharesave Scheme at £3.88. These shares were previously held as treasury shares.
Following the above transactions, the Company holds 1,864,497 ordinary shares in Treasury, and has 646,976,168 ordinary shares in issue (excluding Treasury shares).

26 April 2007

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Company	ICAP PLC
TIDM	IAP
Headline	Treasury Stock
Released	15:00 18-Apr-07
Number	0583V

ICAP plc ("the Company")

Treasury Shares

The Company announces that on 18 April 2007 it transferred to participants in its 2001 Unapproved Company Share Option Plan 16,600 ordinary shares at £1.885. These shares were previously held as treasury shares.

Following the above transactions, the Company holds 1,866,157 ordinary shares in Treasury, and has 646,974,508 ordinary shares in issue (excluding Treasury shares).

18 April 2007

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Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Holding(s) in Company
Released	16:00 16-Apr-07
Number	9239U

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**
   ICAP PLC

2. **Reason for the notification** (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: ( )

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : (X)
   SPECIAL NOTIFICATION REQUIRED BY DTR

3. **Full name of person(s) subject to the notification obligation:**
   NEWTON INVESTMENT MANAGEMENT LIMITED

4. **Full name of shareholder(s)** (if different from 3.) :
   NEWTON INVESTMENT MANAGEMENT LIMITED

5. **Date of the transaction (and date on which the threshold is crossed or reached if different):**
   N/A

6. **Date on which issuer notified:**
   N/A

7. **Threshold(s) that is/are crossed or reached:**
   N/A

8. **Notified details:**
   ISIN GB0033872168

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
ORDINARY	N/A	N/A	41,288,333	N/A	6.39%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
41,288,333	6.39%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

NEWTON INVESTMENT MANAGEMENT HOLDS THESE SHARES AS DISCRETIONARY INVESTMENT MANAGERS.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

14. Contact name:

DEBORAH ABREHART
GROUP COMPANY SECRETARY
ICAP PLC

15. Contact telephone number:

020 7000 5000

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Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Treasury Stock
Released	13:07 05-Apr-07
Number	5148U

ICAP plc ("the Company")

Treasury Shares

The Company announces that on 4 April 2007 it transferred to participants in its 2003 Sharesave Scheme 5,192 ordinary shares at £1.682 and 451 ordinary shares to participants in its 2006 Sharesave Scheme at £3.88. These shares were previously held as treasury shares.
Following the above transactions, the Company holds 1,882,757 ordinary shares in Treasury, and has 646,957,908 ordinary shares in issue (excluding Treasury shares).

5 April 2007

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Company	ICAP PLC
TIDM	IAP
Headline	Total Voting Rights
Released	14:00 02-Apr-07
Number	2287U

ICAP plc ("the Company")

Voting rights and capital

In conformity with the FSA's Disclosure and Transparency Rule 5.6.1, the Company advises the market that as at 2 April 2007 its capital now consists of 648,840,665 ordinary shares with voting rights.

The increase results from the issue of shares to meet the exercise of options under the Company's employee share option schemes.

The Company holds 1,888,400 ordinary shares in Treasury.

Therefore the total number of voting rights in the Company is 646,952,265.

The above figure of 646,952,265 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, ICAP plc under the FSA's Disclosure and Transparency Rules.

2 April 2007

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